Filed Pursuant to Rule 433
Registration Statement No. 333-124095
Dated November 30, 2006

10-NC1y/3m CMS Spread Range Note Indicative Terms and Conditions — November 30, 2006

Summary Terms of Note
Security Codes	:	▪ CUSIP: 28264QEE0 ▪ ISIN: US28264QEE08 ▪ Common: 027918271

Underwriter	:	Deutsche Bank Securities Inc. (DBSI)

Issuer Ratings	:	Moody’s Aaa / S&P AA+ / Fitch AAA (see issuer info below)

Issuance Amount	:	USD To Be Determined

Denomination	:	$1,000 per Note (min. investment $1,000).

Redemption Amount at Maturity	:	Year 1: 7.00%

Year 2 — Year 10: 7.00% x N/D

(quarterly, 30/360, unadjusted)

Where:

N = Number of Calendar Days in Reference Period where Spread fixes equal to or above Accrual Barrier.

D = Number of Calendar Days in Reference Period.

Minimum Coupon is 0.00%

Accrual Barrier	:	0.00%

Spread	:	CMS30y — CMS2y

CMS 30y	:
Mid-market semi-annual swap rate expressed as a percentage for a USD interest rate swap transaction with a term equal to 30 years which appears on the Reuters screen ISDAFIX1 Page at 11:00 am New York time on each day in the Reference Period.

CMS 2y	:
Mid-market semi-annual swap rate expressed as a percentage for a USD interest rate swap transaction with a term equal to 2 years which appears on the Reuters screen ISDAFIX1 Page at 11:00 am New York time on each day in the Reference Period.

Reference Period	:
Each period beginning on (and including) the day that is two Business Days prior to the commencement of each coupon period and ending on (and excluding) the day that is two Business Days immediately before the next coupon payment date.

Payment Dates	:	Quarterly, 30/360 unadjusted

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.

Call Provision	:	The Issuer has the right to call the Notes at par 1 year from Issue Date and quarterly thereafter by giving not less than 5 Business Days notice to the Noteholder.

Call Notification Period	:	5 Days prior to each coupon date

Issuer	:	Eksportfinans ASA

Business Days	:	New York, London

Business Day Conv:	:	Following

Governing Law	:	New York

Settlement	:	DTC

Documentation	:	USMTN

Calculation Agent	:	Deutsche Bank AG, New York

Relevant Dates

Offering Period	:	December 6th, 2006 — December 21st, 2006

Trade Date		December 22nd , 2006

Settlement Date	:	December 28nd, 2006 (3 Business Days after the Trade Date)

Maturity Date	:	December 28th , 2016 (10 Years)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.

Product Snapshot
10 Year Non-Call 1 Year Floater Spread Range Note
Indicative Terms Only — November 30, 2006
Sample Structure:

•	Issuer:	Eksportfinans ASA (Aaa/AA+)
•	Underlying Rates:	30y and 2y swap rates
•	Maturity:	10 years
•	Coupon:
	Year 1	7.00%
	Years 2 — 10 (if not called)	7.00%, Subject to the Range Condition Quarterly, 30/360
•	Range Condition:	30 year swap rate is equal to or greater than the 2 year swap rate
•	Call Provision:	Callable by the Issuer 1 year from issue and quarterly thereafter
Positioning:
•	Investor is guaranteed to receive a coupon of 7.00% for 1 year. Thereafter, the investor receives a proportion of the maximum coupon (7.00%) equal to the percentage of time during the coupon period that the 30 year swap rate is equal to or greater than the 2 year swap rate.

•	Out of 3269 business days since May 1994, the 30 year swap rate has been lower than the 2 year swap rate for only 6 business days and never by more than — 0.0275%.*

•	Since 1994 the average difference has been 134bps.*
*Past results do not indicate future performance
Upside Scenario:
•	The spread between 30 year swap rates and 2 year swap rates remains positive for a significant portion of the coupon period.
Downside Scenario:
•	The Notes are principal protected. Though the Notes may pay zero coupon under specific circumstances, Investor will always receive a Redemption payment at Maturity equal to the Principal invested, subject to issuer credit risk. (See next page for “Risk Considerations”)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.

Risk Considerations:
•	Liquidity and Market Risk — The Securities will not be listed on a Securities exchange.
DBSI intends to maintain an indicative secondary market via Bloomberg (DBUS <GO>), but two-sided liquidity may be limited.
•	Credit Risk — Investors are assuming the credit risk of the issuer.

Hypothetical Analysis for a Coupon Period:
Because 30-Year CMS Rate and 2-Year CMS Rate levels may be subject to significant fluctuations, it is not possible to present a chart or table illustrating the complete range of possible payouts at maturity.
The Interest Rate on the notes during the first year will be 7.00%. Thereafter, the Interest Rate for each Interest Reference Period will be calculated by multiplying 7.00% by the result of (a) the number of calendar days in that Interest Reference Period where the Spread is greater than or equal to 0 (N), divided by (b) the number of calendar days in that Interest Reference Period (D). Presented below are examples of potential Interest Rates for Interest Reference Periods occurring a year or more from the Original Issue Date.
These examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various possible Spreads could have on the interest payments, assuming all other variables remain constant.
These hypothetical examples assume that there are exactly 90 calendar days in each Interest
Reference Period (D). Accordingly, the Interest Rate = 7.00% x N/D = 7.00% x N/90.
Example 1: The 30-Year CMS Rate exceeds the 2-Year CMS Rate on every day in the Interest Reference
Period. N = 90 and the Interest Rate = 7.00% x 90/90 = 7.00%.
Example 2: The 30-Year CMS Rate exceeds the 2-Year CMS Rate on only 60 days in the Interest Reference
Period. N = 60 and the Interest Rate = 7.00% x 60/90 = 4.667%.
Example 3: The 30-Year CMS Rate exceeds the 2-Year CMS Rate on only 30 days in the Interest Reference
Period. N = 30 and the Interest Rate = 7.00% x 30/90 = 2.333%.
Example 4: The 30-Year CMS Rate exceeds the 2-Year CMS Rate on only 15 days in the Interest Reference
Period. N = 15 and the Interest Rate = 7.00% x 15/90 = 1.167%.
Example 5: The 30-Year CMS Rate does not exceed the 2-Year CMS Rate on any day in the Interest
Reference Period. N = 0 and the Interest Rate = 7.00% x 0/90 = 0.000%.
Backtested, hypothetical or simulated performance results discussed on pages 3, 4, and 5 herein have inherent limitations. Unlike an actual performance record based on trading actual client portfolios, simulated results are achieved by means of the retroactive application of a backtested model itself designed with the benefit of hindsight. Taking into account historical events the backtesting of performance also differs from actual account performance because an actual investment strategy may be adjusted any time, for any reason, including a response to material, economic or market factors. The backtested performance includes hypothetical results that do not reflect the reinvestment of dividends and other earnings or the deduction of advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid. No representation is made that any trading strategy or account will or is likely to achieve profits or losses similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical backtest results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.

Hypothetical Analysis on estimated mid-market change in price:
Assumptions: Prices reflect instant scenarios (i.e. the note has not entered the call period).
Estimated DV01 reflects Dollar Value of an 01 (.01 in yield). The dollar price change that results from a one basis point change in yield. Scenario Analysis results will be different at different points in time during the life of the note. Changes in market conditions and actual results are not limited to the scenarios below and will vary, perhaps materially from the analysis.
Parallel Shift: The table below illustrates an instantaneous parallel shift of the USD Swap curve (as of November 30, 2006) by the number of basis points specified.

Parallel Shift

Basis Points	-100	-75	-50	-25	0	25	50	75	100
Estimated DV01 (bps)	2.54	2.58	2.71	3.10	3.38	3.53	3.81	4.04	4.20
Estimated Mid-Market Price %	102.83	102.19	101.54	100.81	100.00	99.14	98.22	97.24	96.21

Steepening Shift: The table below illustrates an instantaneous change in the difference between the 2 year and 30 year points of the USD swap curve (as of November 30, 2006) by pivoting around the 2 year point (i.e. the 2 year point remains constant in all of the scenarios.)

Steepening Shift

Basis Points	-100	-75	-50	-25	0	25	50	75	100
Estimated DV01 (bps)	5.00	4.77	4.61	4.10	3.38	2.45	1.98	1.81	1.48
Estimated Mid-Market Price %	82.56	87.00	91.97	96.54	100.00	101.97	103.03	103.48	103.77

Backtested, hypothetical or simulated performance results discussed on pages 3, 4, and 5 herein have inherent limitations. Unlike an actual performance record based on trading actual client portfolios, simulated results are achieved by means of the retroactive application of a backtested model itself designed with the benefit of hindsight. Taking into account historical events the backtesting of performance also differs from actual account performance because an actual investment strategy may be adjusted any time, for any reason, including a response to material, economic or market factors. The backtested performance includes hypothetical results that do not reflect the reinvestment of dividends and other earnings or the deduction of advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid. No representation is made that any trading strategy or account will or is likely to achieve profits or losses similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical backtest results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.